

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306**

September 15, 2014

David Nielsen
Executive Vice President and Chief Financial Officer
CommunityOne Bancorp
1017 E. Morehead Street
Charlotte, NC 28204

> **Re: CommunityOne Bancorp
> Form 10-K for the Fiscal Year Ended
> December 31, 2013
> Filed March 7, 2014
> File No. 000-13823**

Dear Mr. Nielsen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis, page 22

Results of Operations, page 24

1. We note your use of "core earnings", "core noninterest income" and "core noninterest expense" in various areas of your filing. Please note that the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of credit-related costs from pre-tax operating profit to arrive at "core" earnings implies that credit losses are not an inherent part of your core operations. We believe it would be appropriate to use a more descriptive title to describe the non-GAAP measure, perhaps by eliminating the use of the word "core" in the title. Please revise future filings accordingly.

Allowance for Loan Losses, page 50

2. We note your disclosure on pages 50 and 65 stating that for purposes of the ALL, you determine your loan pools by employing "schedule RC-C of the FFIEC's Consolidated Report of Condition and Income." Please tell us and revise future filings to provide an explanation as to how you determine your loan pools rather than by solely referring to schedule RC-C of the FFIEC's Consolidated Report of Condition and Income.

Item 11. Executive Compensation, incorporated from page 29 of the Definitive Proxy Statement on Schedule 14A

3. We note that Gregory P. Murphy was paid a $100,000 bonus in 2013. Please explain how the board determined that such bonus was appropriate, given the compensation restrictions that were applicable to you under the TARP guidelines.

Item 13. Certain Relationships and Related Transactions and Director Independence, incorporated from page 20 of the Definitive Proxy Statement on Schedule 14A

4. We note your disclosure that the company approved two loans to Waterworx, a related party, which were interest-free and for which payments were not required in 2013. Please provide further detail regarding the board's decision that such interest-free loans were in the best interests of shareholders. Please also tell us when Waterworx will be obligated to begin making payments on the loans. Please revise your disclosure accordingly in future filings.

5. In addition, you state that these loans are on substantially the same terms, including interest rate and collateral, as those prevailing at the time of offer in comparable loans with persons not related to CommunityOne Bank. If CommunityOne provides interest free lending for small businesses, this should be discussed in the business section of your 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Staff Attorney, at 202-551-3454 or Kate McHale, Staff Attorney, at 202-551-3464 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief